UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 001-34090
CUSIP Number: 88157K

NOTIFICATION OF LATE FILING

(Check One): ☑Form 10-K ☐ Form 20-F ☐Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:            Tesco Corporation

Former Name if Applicable:        N/A

Address of Principal Executive Office:    3993 West Sam Houston Parkway North, Suite 100

City, State and Zip Code:            Houston, Texas, 77043-1221

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company’s Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2014 cannot be filed within the prescribed time period as a result of the identification of out-of-period adjustments and the consequential need to complete certain related analysis. The majority of these charges relate to foreign exchange calculations, indirect tax balances, and tax reserves for certain prior intercompany transactions and balances.

Based on the analysis completed to date, the Company believes that the total net adjustments are immaterial to any given prior year but the effect of making all adjustments in the current year is material.

In order to file the Form 10-K by March 31, the Company must complete its documentation and assessment of internal controls. In addition, the Company's (i) current independent auditor, Ernst & Young LLP, will need to complete its current year audit and (ii) former auditor for the years 2011-2013, PricewaterhouseCoopers LLP, will need to complete its review process in order to provide its consent to adjust the prior year financial statements. The Company is also evaluating the effectiveness of its internal controls over financial reporting, as required under the provisions of Section 404 of the Sarbanes-Oxley Act of 2002. During the course of this evaluation, the Company may conclude it has identified material weaknesses in the effectiveness of certain internal controls over financial reporting.

The Company expects to file its Form 10-K on or before the 15th calendar day following the prescribed due date (e.g. on or before March 31, 2015).

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Christopher L. Boone	713	359-7000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tesco Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2015                         By /s/ Christopher L. Boone
Christopher L. Boone
Senior Vice President and Chief Financial Officer